Date: March 11, 2022
To: New York Stock Exchange
Subject: ALAMOS GOLD INC
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 7, 2022
Record Date for Voting (if applicable) :	April 7, 2022
Beneficial Ownership Determination Date :	April 7, 2022
Meeting Date :	May 26, 2022
Meeting Location (if available) :	Virtual
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON SHARES	011532108	CA0115321089

Sincerely,

Computershare
Agent for ALAMOS GOLD INC